Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

February 22, 2012

Registration Statement No. 333-173672

Supplementing the Prospectus Supplement and Prospectus,
each dated April 21, 2011

John Deere Capital Corporation

$500 million 2.750% Senior Notes Due March 15, 2022

Issuer:	John Deere Capital Corporation
Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series E
Issue Size:	$500 million
Trade Date:	February 22, 2012
Settlement Date (T+3):	February 27, 2012
Maturity Date:	March 15, 2022
Benchmark Treasury:	2.000% due 2/15/2022
Benchmark Treasury Yield
and Price:	2.000%; 100-00
Spread to Treasury:	77 basis points
Reoffer Yield:	2.770%
Coupon:	2.750%
Coupon Payment Dates:	Semi-annually on March 15 and September 15, commencing on September 15, 2012 and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.825%
Gross Spread:	0.475%
Net Proceeds (%):	99.350% plus accrued interest from February 27, 2012
Net Proceeds ($):	$496,750,000 plus accrued interest from February 27, 2012
CUSIP / ISIN:	24422ERM3 / US24422ERM39
Joint Bookrunners:	Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Co-Managers:	Mitsubishi UFJ Securities (USA), Inc.
RBC Capital Markets, LLC
Standard Chartered Bank

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange

Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or Goldman, Sachs & Co. toll free at 1-866-471-2526.

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